FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003 (October 10, 2003)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

[LOGO]

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

Chairman’s Address

I indicated in my message in the Annual Review, that the financial year just completed, being the first full year under the Ansell banner, was a significant one for the Company. We are very pleased that the losses of the previous three years have been turned around and that the Company has reported a profit after tax attributable to shareholders of $50 million.

In achieving this result the Company met the commitment made to shareholders at our Extraordinary General Meeting in April 2002. That commitment, as it applied to the financial year just gone, was to achieve double digit EBITA growth in the core Ansell healthcare business. The actual year-on-year EBITA growth in our healthcare business was 10.5%.

I am also pleased to report to you that the early indications of our results for the first quarter for the current financial year are in line with our expectations and on track for us to continue to meet our previously announced commitments to shareholders through the 2004 and 2005 financial years.

Harry Boon, who will address you shortly, will talk more about the numbers and the key factors that influenced them, as well as providing a general update of the Company’s operations.

The Company has emerged from the year in a sound condition. We have strong market shares in all product groups, a lower cost manufacturing base, a healthy balance sheet, expected ongoing strong cash generation and a revitalised and highly capable management team.

During the year we made a number of important senior management appointments in the areas of supply and logistics, finance, strategy and global marketing, science and technology, and global manufacturing. We now have a management team that is a blend of experience and new thinking.

Your Board is pleased to have been able to re-introduce the payment of dividends as part of a balanced capital management program. The dividend payment of 11 cents per share, which is unfranked due to a lack of franking credits, was despatched to most shareholders yesterday and may well arrive at mailing addresses, or will have been direct-credited to bank accounts, today.

Our balanced capital management strategy has as its foundation a positive growth outlook for the Company and a healthy balance sheet resulting from our strong cash generation.

Although an 11 cent dividend may be considered modest, the Board was keen to ensure that there was a direct financial return to shareholders, particularly after the difficulties of the past few years, while recognising the need for starting at a level that is both sustainable and has room for growth.

Our capital management strategy includes the buy-back of up to 10 million of the approximately 187 million shares on issue when the buy-back commenced in April this year. As of the beginning of this week we had bought back some 2.8 million shares at a cost of just over $16.7 million.

It is worth noting that, with the amount of shares bought back to date and the dividend that is now being paid, the Company has now returned some $37 million to shareholders.

Continuation of our dividend program, including the rate at which dividends would be paid, is of course dependent on the Company’s financial and balance sheet performance. However, we have no reason to believe that the dividend program will not continue into the future.

The two major ratings agencies Standard & Poor’s and Moody’s, both recently reviewed and upgraded the Company’s outlook to “Stable”, compared with the previous “Negative” perception. Standard & Poor’s rates Ansell’s long-term outlook as BB+, and Moody’s rating is Ba2.

We completed the move of most of our manufacturing operations from high cost US facilities into lower cost facilities in Mexico and Asia. The process of transferring manufacturing activities is never easy and the ramp-up of production at the Shah Alam, Malaysia, and Salvarcar, Mexico plants took longer than was planned. This resulted in some product supply issues that have since been resolved.

The Board visited the Salvarcar facility in June and is pleased with the progress that has been made. We will be visiting Shah Alam in a few weeks.

The Shah Alam facility was placed on detention by the US Food and Drug Administration late in 2002. The detention, which remained in effect for 3 months, was lifted in early calendar 2003.

The FDA has very stringent requirements regarding products for the US market. This is well understood by management and is the reality of the environment in which Ansell, and other companies such as ours, operate every day.

The Company also faced cost increases for fuel, electricity and our key raw material, natural rubber latex, with limited opportunity to increase selling prices during the year. We continue find other ways to offset cost increases where they cannot be recovered through pricing adjustments.

We have been able to derive additional benefits from our Operation Full Potential team who, in addition to their involvement in specific projects, have developed the expertise to assist significantly in resolving operational and business issues when they arise.

Having achieved our goal of double-digit growth while managing our way through these and other operational issues, gives us added confidence that our commitments to you in respect of the next two years remain achievable.

During the year the Board and management undertook a comprehensive review of our corporate governance policies and practices, having regard to international developments, the recommendations of the ASX Corporate Governance Council and practices and policies of our peers.

The Board is committed to the Company adopting Corporate Governance Best Practice and we believe we have the appropriate corporate governance policies and compliance monitoring arrangements in place. A number of our policies and charters are posted on our website at www.ansell.com, and I invite you to have a look at that site.

As mentioned in our Annual Review, Ansell will no longer pay retirement benefits to Non-executive Directors. We took this step in light of changes in attitude and perception towards such arrangements. With effect from 1 July 2003 no new Non-executive Director appointed to the Board will be entitled to the payment of a retirement benefit. The entitlements of current Non-executive Directors ceased to accrue with effect from 30 June.

Each existing Directors has only held office for a short time and has therefore not accrued a large benefit under the previous retiring allowance arrangement. The Board therefore considered that it was appropriate to calculate the entitlements of each Director as 30 June 2003 and payout that entitlement. Consequently, the Company has no future liability or obligations in relation to the previous retirement arrangements.

In accordance with requirements of the Corporations Act and the accounting standards, the amounts paid out have been disclosed in the table setting out the remuneration of Directors on page 26 of the Annual Review.

When each Non-executive Directors joined the Board, they entered into a service agreement that included an undertaking by the Company to provide the retirement allowance that has now been discontinued. It was therefore important to ensure that Directors were not significantly disadvantaged in relation to the terms of their appointment

We believe that it was also appropriate to review Non-executive Directors’ fees in recognition of increased time commitments resulting from additional corporate governance responsibilities and to ensure that the Company continues to be able to attract high-calibre Board members to oversee and direct the ongoing growth of the Company.

Being an international company, we also needed to ensure that the fee structure remains appropriate to enable us to secure the services of overseas Directors with experience in the international arena.

We therefore sought independent expert advice as to remuneration of Non-executive Directors, including a review of comparable companies.

As an outcome of that review, and with effect from 1 July 2003, the fees payable to Non-executive Directors was increased by 25%. I would point out the increases remain within the aggregate fee cap of $750,000 per annum previously approved by shareholders. As a result of the reduction in number of Directors over the past few years there is no current intention to distribute this full amount by way of fees; it simply provides some room that would enable the Board to consider the appointment of an additional Director, should it be considered appropriate. I would add that such an additional appointment is not currently contemplated.

Most of the issues that were carried over from the previous company structure have now been resolved or finalised. As I stated earlier your Company has a clean balance sheet, strong cash generation, a highly capable management team and a strong business base to carry it into the future.

Ansell is well positioned to take advantage of growth opportunities and we remain poised to undertake strategically appropriate “bolt-on” acquisitions as and when the opportunities arise. Management and your Board are active in the pursuit of such opportunities but we will only follow through with those that are absolutely to the longer-term benefit of the Company and therefore you, the shareholders.

In the meantime we remain intensely focussed on delivering on the commitments for the 2004 and 2005 financial years and I can report that there is solid evidence that your Company is on track to meet those commitments.

It remains our intention to keep shareholders and investors informed as to the Company’s progress. This occurs primarily by way of news releases and investor briefings. These are all posted on the Company’s website as well as on the ASX website. I would invite you to visit these sites from time to time to take the opportunity of accessing the briefings and other materials.

I am now pleased to invite your Chief Executive Officer, Harry Boon to provide some additional comments on Ansell’s operations, however before you hear from Harry, we would like to share with you some Ansell commercials from around the world.

Ansell Limited

2003 Annual General Meeting

Harry Boon – Chief Executive Officer

9 October, 2003

Revenue  US$759M : EBITA $93.6M

Infection

Injury

Contamination

against

Protect

Occupational

48% : 39%

Professional

35% : 34%

     Consumer

17% : 27%

FY 2003 Goal: double-digit EBITA growth

Your Business in FY03

Three Divisions

One Theme

Meeting Real Needs

Barrier

Protection

for

Workers

Consumers

Patients

Products

A Global Leader

Occupational Gloves (Synthetics)

Market: ~US$1.9B ≈

                                                           2003

#1 Ansell            ~18%

#2 Best               ~ 6%

Consumer (Condoms)

Market: ~US$0.9B ≈

                                                                 2003

#1 SSL                   ~21%

=#2 C & D              ~11%

=#2 Ansell              ~11%

Estimated global market size and share

Surgical Gloves

Market: ~US$0.6B ≈

                                                                 2003

#1 Ansell              ~ 25%

#2 SSL                  ~23%

Exam Gloves (Excludes Occupational)

Market: ~US$1.0B ≈

                                                 2003

#1 Safeskin         ~19%

#2 Ansell             ~ 11%

Source: Neilson, IMS, and internal estimates

Americas

Europe

Asia Pacific

AMERICAS
Sales 51%

EBITA 50%

Asia/Pacific
Sales 13%

EBITA 23%

EUROPE

Sales 36%

EBITA 27%

                          FY03 Financial Results

Sales - Healthcare Segment

738.5

758.7

+2.7%

Profit (EBITA)

Healthcare Segment

84.7

93.6

+10.5%

Continuing Business

70.2

80.5

+14.7%

Attributable Income

(60.5)

29.3

Earnings Per Share

US ¢

(32.3)

15.7

Dividend Per Share

AU ¢

NIL

11.0

Net Debt

207.0

124.2

Debt/Equity (Gearing)

29.4%

18.1%

30/6/02

30/6/03

US$ M

US$ M

Change

Double-digit US$ Profit (EBITA)

Operation Full Potential Wave 1
completed and Wave II begun

Upgraded management team

Changed 5 of top 8

Operations:

Improved  productivity

World class safety record

Improved Balance Sheet & Cash
Flow

Returns to Shareholders

Share Buyback

Reinstated Cash Dividend

Delayed surgeons’ gloves transfer
from USA to Malaysia & FDA
Detention - supply shortage in first
half

Latex and oil cost increases

Exam glove selling prices fall in
first half

Highs

Issues

FY03 Financial Results

Occupational Division
48% of Revenue and 39% of Profit1

Strategy:

Continue development of hand injury solutions

Continue emphasis on higher margin products

Further benefit from lower cost plants

1 Profit % is EBITA from Healthcare Segment

US$M

F’02

F’03

Sales

HyFlex®

35.5

52.5

Growing demand - 4 new styles launched

All Other

298.8

314.0

Total Sales

334.3

366.5

10% growth

EBITA – Segment

19.3

36.9

Improved mix, FX and plant rationalization

EBITA – Margin

5.8%

10.1%

65% improvement

Professional Division
35% of Revenue and 34% of Profit1

Strategy:

Hospital Exam Gloves

Demand/Supply equilibrium; grow Powder-Free and Synthetics

Surgeons’ Gloves

US recovery and growth: supply is restored

Grow PF and Synthetics

1 Profit % is EBITA from Healthcare Segment

US$M

F’02

F’03

Surgeons:

159.6

149.2

H1 Supply in EUR & USA

Exam:

115.5

105.0

Prices & volume stabilized in H2

Total Sales

285.6

265.5

H2 recovered from supply issues

EBITA – Segment

48.4

31.6

EBITA – Margin

17.0%

11.9%

Consumer Division
17% of Revenue and 27% of Profit1

Strategy:

Continued growth in branded retail condoms world-wide

Expand unique Household gloves “foamlined”

Bolt-on acquisitions

1 Profit % is EBITA from Healthcare Segment

US$

F’02

F’03

Sales

Condoms:

Branded Retail

62.0

66.0

Growth-Europe, Asia Pacific

Bid/Public Sector

26.6

30.1

Global Tenders (HIV/AIDS Funding)

Household Gloves & Other

30.0

30.6

Market share up in Australia

Total Sales

118.6

126.7

EBITA – Segment

17.0

25.1

Lower costs – Asian production

EBITA – Margin

14.3%

19.8%

Outlook:

Ansell has emerged from its’ first “stand alone” year with:

Increased Profits

Low-cost manufacturing base

Stronger Balance Sheet

Improved Cash Flow

Returns to Shareholders

Future growth will come from:

Identified opportunities -

Occupational -- ergonomic HyFlex® range extensions

                           -- Ansell Value Proposition (from Products to Solutions)

Professional – PF conversions & Synthetics

Consumer – Retail branded growth, HIV/AIDS management initiatives

Bolt on acquisitions

Operational Excellence – cost and quality

Growth From A Strong Base

On Track to Meet Market
Commitments

EBITA - US$ M

Committed

Actual

Growth

50% EBITA Profit Increase vs. 2001

FY02

>$77

$85

+10%

FY03

+10%

$94

+11%

Conclusion:

FY05

$115

Plans in place

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM

Name:	DAVID M. GRAHAM

Title:	GROUP TREASURER

Date: October 10, 2003